FEDER KASZOVITZ LLP
ATTORNEYS AT LAW

845 THIRD AVENUE
NEW YORK, N. Y. 10022-6601

Telefax 212-888-7776	Telephone: 212-888-8200	Writer's Ext.: 5431

October 19, 2009

VIA EDGAR

Securities and Exchange Commission
Adam Phippen, CPA
Division of Corporate finance
100 F Street, N.E.
Washington, D.C.  20549-5546

RE:  Innovative Food Holdings, Inc. (the “Company”)
Form 10-KSB for Fiscal Year Ended December 31, 2007
Filed July 31, 2008
Form 10-Q for Fiscal Quarters Ended March 31, 2008, June 30, 2008 and September 30, 2008
Filed July 31, 2008, August 14, 2008 and November 10, 2008
File No. 0-9376

Gentlemen:

We are general counsel to the Company.  By letter dated July 1, 2009 (the “Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) transmitted to the Company comments on the above-listed filings.  On behalf of the Company we are responding to the Staff’s comments contained in the Letter.  The numbered paragraphs below correspond to the numbered comments in the Letter.

1.  The Company has concluded that its previously issued financial statements may still be relied upon despite certain accounting errors and, therefore, that it is not required to file a Current report on Form 8-K with respect thereto (Form 8-K”).  The Company’s rationale for its conclusion, is that despite the errors in its referenced financial statements, it believes that the financial statements as a whole, accurately reflect the picture of an enterprise with limited revenues, a significant accumulated deficit and a relatively large operating loss.  The Company does not believe that any investors were mislead about the poor condition of the Company’s overall financial health, nor in any way could any investor (or potential investor) who reviewed the Company’s financial statements have come to any other possible conclusion but that the Company was a high risk investment.

Applying a general rule of thumb that a 10% change is material, a review of the Company’s financial statements for the year ended December 31, 2007 (a table showing all of the inaccuracies, the size of the adjustments and the corrected numbers appears in footnote 16 to the audited financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008) shows that only three of the entries were in excess of 10%.  The Company does not believe that the inclusion of only three such errors would cause the financial statements, as a whole, to be unreliable, especially when one of the entries (for operating expenses) was in error by only $17,000, which is such a minimal number, that even if materially different, is not significant.

A similar analysis can be applied to the entries contained in the Company’s June 30, 2008 statement.  The 10% changes to the amounts reported for Additional paid-in capital, and Accumulated deficit, do not detract from, or convey an erroneous view of, the overall picture of the Company’s financial position at that time.

The Company also wishes to point out that it believes that inasmuch as the 10% changes, with one small exception, occurred in non-operating accounts such as Additional paid-in capital, or in Accumulated deficit, which was the result of non-operating charges arising from the Company’s issuance of options/warrants with underlying shares in excess of its authorized capital, it further supports the Company’s position that the financial statements as a whole accurately depict the Company’s financial condition, and, consequently, were reliable, especially with respect to the Company’s liabilities, revenues and net loss.

As a result of the above, the Company believes that its historical financial statements were not misleading and, while not error-free, were certainly sufficiently reliable to present an accurate picture of the Company’s financial health and therefore, that a Form 8-K would not be required under these circumstances.

2.  The requested amendments mentioned in this comment will be prepared and filed.

The Company has authorized us to state on its behalf that it is aware and acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unite States.

Very truly yours,

/s/ IRVING ROTHSTEIN
Irving Rothstein